SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                              AMENDMENT NO. 1

                                    to

                                SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                            ARK RESTAURANTS CORP.
                              (Name of Issuer)

                    Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                040712-10-1
                               (CUSIP Number)

                     		Howard P. Berkowitz		(212) 664-0990
		                  HPB Associates, L.P.		888 Seventh Avenue
							                  New York, New York  10106-8025
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                              December 31, 1996
            (Date of event which requires filing of this statement)
                              ______________________

		If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

		Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No.  040712-10-1
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     HPB Associates, L.P.
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER       	- 0 -

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER		150,000

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER	- 0 -

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER	150,000
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY
            OWNED BY EACH REPORTING PERSON	150,000
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           	 3.9%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON             PN

_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  040712-10-1
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     HPB Group, L.L.C.
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER       	- 0 -

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER		150,000 (all shares are owned
								for the account of HPB
								Associates, L.P.
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER	- 0 -

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER	150,000 (all shares are owned
								for the account of HPB
								Associates, L.P.)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY
            OWNED BY EACH REPORTING PERSON	150,000 (all shares are owned
								for the account of HPB
								Associates, L.P.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           	 3.9%
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON	OO

_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  040712-10-1
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Howard P. Berkowitz
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER       	- 0 -

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER		150,000 (all shares are owned
								for the account of HPB
								Associates, L.P.
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER	- 0 -

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER	150,000 (all shares are owned
								for the account of HPB
								Associates, L.P.)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY
            OWNED BY EACH REPORTING PERSON	150,000 (all shares are owned
								for the account of HPB
								Associates, L.P.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           	 3.9%
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON	IN

_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  040712-10-1
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Clifford Greenberg
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS                  PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION     United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER		67,300

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER		-0-

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER	67,300

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER	-0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY
 		OWNED BY EACH REPORTING PERSON	67,300
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)               1.8%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON 	IN

_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

		This Schedule 13D, initially filed on August 1, 1996, on behalf of HPB Associates, L.P., a Delaware partnership (the "Partnership"), HPB Group, L.L.C., a Delaware limited liability company ("HPB Group"), Mr. Howard P. Berkowitz and Mr. Clifford Greenberg, relating to the Common Stock, par value
$.01 per share (the "Common Stock"), of Ark Restaurants Corp., a New York corporation, whose principal executive office is located at 65 Fifth Avenue, New York, New York 10003 (the "Company") is hereby amended by this Amendment
No. 1 to the Schedule 13D as follows:

ITEM 2.	IDENTITY AND BACKGROUND

		Item 2 is hereby supplemented by the addition of the following:
		As of December 31, 1996, Mr. Greenberg ceased to be a managing member of HPB Group.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
Item 5 is hereby supplemented by the addition of the following:
		(a)	The approximate aggregate percentage of shares of Common
Stock beneficially owned by each person herein is based on the number of outstanding shares of Common Stock as of December 19, 1996, as reflected in the Form 10-K of the Company filed with the Securities and Exchange Commission for the period ending September 28, 1996, equal to 3,814,999.

		As of the date of this filing:

			(i)	The Partnership is the beneficial owner of 150,000
shares of Common Stock (constituting approximately 3.93% of the shares of Common Stock outstanding).

			(ii)	HPB Group owns directly no shares of Common Stock.  By
reason of provisions of Rule 13d-3 of the Act, HPB Group, as sole managing partner of the Partnership, may be deemed the beneficial owner of 150,000 shares of Common Stock held by the Partnership (constituting approximately
3.93% of the shares of Common Stock outstanding).

			(iii)	Mr. Berkowitz owns directly no shares of Common Stock.
By reason of provisions of Rule 13d-3 of the Act, Mr. Berkowitz, as Senior
Managing Member of HPB Group, may be deemed the beneficial owner of 150,000 shares of Common Stock held by the Partnership (constituting approximately
3.93% of the shares of Common Stock outstanding).

			(iv)	Mr. Greenberg owns beneficially 67,300 shares of
Common Stock (constituting approximately 1.76% of the shares of Common Stock outstanding).

		(B)	Mr. Greenberg has the sole power to vote and dispose of
67,300 shares of the Common Stock owned by him.

		(c)	No transactions in the shares of Common Stock of the Company were effected by the Partnership, HPB Group or Mr. Berkowitz during the past sixty days.  By December 31, 1996, Mr. Greenberg had purchased an additional
30,000 shares of the Common Stock of the Company, representing less than one percent of the shares of Common Stock outstanding.

		(d)	Not applicable.

		(e)	As a result of Mr. Greenberg ceasing to serve as a Managing
Member of HPB Group as of December 31, 1996, the Partnership, HPB Group, Mr.
Berkowitz and Mr. Greenberg ceased to be the beneficial owners of more than five percent of the Common Stock.

SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 1997


						HPB ASSOCIATES, L.P.

						By:	HPB GROUP, L.L.C.
							its general partner

							By:	/s/ Howard P. Berkowitz
								Howard P. Berkowitz
								Senior Managing Partner


						HPB GROUP, L.L.C.

						By:	/s/ Howard P. Berkowitz
							Howard P. Berkowitz
							Senior Managing Partner


						/s/ Howard P. Berkowitz
						Howard P. Berkowitz


						/s/ Clifford Greenberg
		Clifford Greenberg